KA 3/12

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC ISSION

12013760

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bristol Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Executive Drive Suite 209
(No. and Street)

Plainview, (City) New York (State) 11803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hartzman (516) 349-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Suite 550, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AP 4/02

OATH OR AFFIRMATION

I, Michael Hartzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVETTE WERTHNER
Notary Public, State of New York
No. 01WE6247668
Qualified in Suffolk County
Commission Expires August 29, 2015

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors
Bristol Financial Services, Inc.
Plainview, New York 11803

We have audited the accompanying statement of financial condition of Bristol Financial Services, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bristol Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous year.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
February 23, 2012

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash (Note 2)	$	22,605
Receivable from broker-dealers and clearing organizations		50,000
Equipment at cost, less accumulated depreciation of $ 37,983 (Note 2)		16,818
Other assets (Note 5)		266,296
	$	355,719

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to broker-dealers and clearing organizations	$	2,068
Accounts payable, accrued expenses and other liabilities		56,932
Income taxes payable (Note 6)		1,000
		60,000

STOCKHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		25,000
Additional paid-in capital		117,201
Retained earnings		153,518
Total Stockholders' Equity		295,719
	$	355,719

The accompanying notes are an
integral part of these financial statements.

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2011

REVENUES		
Commissions and fees (Note 2)	$	1,519,182
Interest income		23
		1,519,205
EXPENSES		
Employee compensation and benefits		700,054
Commissions, exchange, and clearance fees (Note 2)		198,256
Communications and data processing		68,360
Interest and dividends		941
Occupancy (note 7)		55,271
Other operating expenses		416,707
		1,439,589
Income before income taxes		79,616
Provision for income taxes (Note 6)		1,000
Net income (Loss)	$	78,616

The accompanying notes are an
integral part of these financial statements.

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)		$ 78,616
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization	$ 8,518	
(Increase) decrease in operating assets:		
Receivable from broker-dealers and clearing organizations	(50,000)	
Prepaid expenses and other assets	(96,633)	
Increase (decrease) in operating liabilities:		
Payable to broker-dealers and clearing organizations	2,068	
Accounts payable and other liabilities	14,435	
Total adjustments		(121,612)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(42,996)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(5,402)	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		(5,402)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in-capital	50,000	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		50,000
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS		1,602
CASH & CASH EQUIVALENTS - BEGINNING		21,003
CASH & CASH EQUIVALENTS - END		$ 22,605
Supplemental cash flow disclosures:		
Income tax payments		$ 1,000
Interest payments		$ 941

The accompanying notes are an
integral part of these financial statements.

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2011

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at 1/1/2011	100	$ 25,000	$ 67,201	$ 74,902	$ 167,103
Net Income (Loss)	-	-	-	78,616	78,616
Additional Paid-In Capital	-	-	50,000	-	50,000
Balance at 12/31/2011	100	$ 25,000	$ 117,201	$ 153,518	$ 295,719

The accompanying notes are an
integral part of these financial statements.

BRISTOL FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – ORGANIZATION & NATURE OF BUSINESS

Bristol Financial Services, Inc. ("the "Company"), founded in 2005, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving businesses, individual clients, institutions, endowments and foundations. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, ETF's, Mutual Funds, Retirement Programs, Investment Advisory Services, Annuities, Bonds and Life Insurance. The business operates from an office located in Plainview, New York.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Real Property

Property and improvements are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred.

Property at December 31, 2011 consisted of:

Equipment & Office Furniture	$	47,977
Computer software		6,824
		54,801
Less: accumulated depreciation and amortization		(37,983)
Real property, net of accumulated depreciation and amortization	$	16,818

Depreciation and amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over 36 months. Depreciation and amortization expense for the year ended December 31, 2011 totaled $8,518.

Statement of Cash Flows

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a trade date basis as securities transactions occur.

NOTE 3 – RELATED PARTY TRANSACTIONS

The company at times is advanced money by its shareholders or other shareholder owned entities on a short-term basis. At December 31, 2011, there was no money due to shareholders or shareholder owned entities. The Company had a cost sharing agreement with another shareholder owned entity to allocate rent, personnel costs, technology and other services.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of December 31, 2011 the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

At December 31, 2011, the Company had net capital of $12,605 which was $7,605 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.60 to 1.

NOTE 5 – OTHER ASSETS

Other Assets primarily is comprised of fees and commissions receivable from mutual funds and variable annuities in the amount of $ 230,050.

NOTE 6 – INCOME TAXES

The income tax provision consists of the following:

	Total	Currently Payable
State and local taxes	$1,000	$1,000

The Company elected to be taxes as an S Corporation effective July 13, 2005. Thus no provision for federal taxes is provided.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space at December 31, 2011 are approximately as listed below:

Fiscal year	Amount
2012	$ 71,497
2013	73,999
2014	76,589
2015	79,270
2016	33,501
	$ 334,856

Rent expense for the year ended December 31, 2011 aggregated $ 55,271.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bristol Financial Services, Inc.

We have audited the accompanying financial statements of Bristol Financial Services, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 23, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, LLP

Garden City, New York
February 23, 2012

BRISTOL FINANCIAL SERVICES, INC.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

NET CAPITAL

Total stockholders' equity	$	295,719
Deductions/charges:		
Non-allowable assets		283,114
Net Capital	$	12,605

AGGREGATE INDEBTEDNESS

Accounts payable, accrued expenses, and other liabilities		56,932
Income taxes payable		1,000
Total aggregate indebtedness	$	57,932

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	7,605
Excess net capital at 10% of aggregate indebtedness or 120 % of minimum net capital required	$	6,605
Ratio: Aggregate indebtedness to net capital		4.60 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2011

Net capital, as reported in Company's Part II (unaudited)		
Focus report	$	22,925
Net audit adjustments		(10,320)
Net capital per above	$	12,605

BRISTOL FINANCIAL SERVICES, INC.

SCHEDULE II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2011

The company effected no transactions with customers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Accountants
Fax (516) 227-2548
Accountants

Members:
American Institute of Certified Public

N.Y. State Society of Certified Public

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Bristol Financial Services, Inc.
255 Executive Drive, Suite 209
Plainview, NY 11803

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Bristol Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bristol Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bristol Financial Services, Inc.'s management is responsible for the Bristol Financial Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from company's cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers general ledger accounts supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

February 23, 2012

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Bristol Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bristol Financial Services, Inc. (the Company), for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kalmus, Siegel, Harris & Goldfarb, LLP

February 23, 2012